

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 8, 2015

Jeffrey B. Shealy
Chief Executive Officer
Akoustis Technologies, Inc.
9805 Northcross Center Court, Suite H
Huntersville, NC 28078

> **Re: Akoustis Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 25, 2015**
> **File No. 333-206186**

Dear Mr. Shealy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2015 letter.

General

1.   In several places throughout the registration statement, you state that descriptions of certain agreements are qualified in their entirety by reference to the full text of the agreements. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. Please revise accordingly.

Description of Business

Challenges Faced By the Mobile Device Industry, Page 44

2.   We have reviewed the Mobile Experts report provided in response to prior comment 1, but were unable to locate support for the statement in your filing that "the demand for high frequency or 'high band' filters has exploded." Please revise or advise.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551- 3579, or in her absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Scott Rapfogel, Esq.
        CKR Law LLP